SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2014

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

JAKARTA, Indonesia, December 11, 2014 - PT Astra Honda Motor (AHJ), Honda’s motorcycle production and sales joint venture company in Indonesia, today announced plans to expand the production capacity of its motorcycle production plant in Karawang (4th plant) by adding a new production line with annual production of 500,000 units. The new production line will be dedicated to the production of sports bikes so that AHJ can realize stable supply to accommodate rapidly growing demand for sports bikes, which are considered to be high-value-added products in Indonesia.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Hideo Moroe
Hideo Moroe
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: December 11, 2014

Honda to Expand Motorcycle Production Capacity in Indonesia

JAKARTA, Indonesia, December 11, 2014 - PT Astra Honda Motor (AHJ), Honda’s motorcycle production and sales joint venture company in Indonesia, today announced plans to expand the production capacity of its motorcycle production plant in Karawang (4th plant) by adding a new production line with annual production of 500,000 units. The new production line will be dedicated to the production of sports bikes so that AHJ can realize stable supply to accommodate rapidly growing demand for sports bikes, which are considered to be high-value-added products in Indonesia.

Demand for sports bikes is growing rapidly as consumers diversify their orientation and value system in Indonesia where stable economic growth is continuing. With the addition of the new production line, AHJ will provide good products with speed, affordability and low CO2 emissions and fulfill the demand in the sports bike market where further growth is expected. In this way, Honda will strengthen and establish its presence in the motorcycle market in Indonesia.

The new sports bike production line will be built within the property of AHJ’s existing Karawang Plant in the Bukit Indah Industrial Park, which is located approximately 70 kilometers east of the central part of Jakarta. AHJ plans to invest 1,900 billion Indonesian rupiah (approximately 16.9 billion yen)* to build this new production line and newly hire approximately 1,500 associates to begin production before the end of 2015. With the addition of the new production line with production capacity of 500,000 units, the total production capacity of the Karawang Plant will be increased from the current 1.1 million units to 1.6 million units. The combined annual motorcycle production capacity of AHJ’s four existing plants will increase from 5.3 million units to 5.8 million units before the end of 2015.

* Calculated at the exchange rate of 1 rupiah = 0.0089 yen

For details, please refer to the website of Honda Motor Co., Ltd.

http://world.honda.com/news/2014/c141211Motorcycle-Production-Indonesia/index.html